Filed by the Titan Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Jaycor, Inc.
Commission File No. 001-06035

        The definitive agreement for The Titan Corporation's acquisition of Jaycor, Inc. and the Voting Agreement entered into by certain shareholders of Jaycor, Inc. with The Titan Corporation pursuant to which such shareholders agreed to vote their Jaycor common stock in favor of the merger were filed today by The Titan Corporation under cover of Form 8-K and are incorporated by reference into this filing.